UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RF Micro Devices, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

749941100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409
(336) 664-1233
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Ross H. Parr
Womble Carlyle Sandridge & Rice, PLLC
3500 One Wachovia Center
301 South College Street
Charlotte, North Carolina 28202-6037
(704) 331-4925

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*

$32,106,591.54	$3,778.95

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 18,170,764 shares of common stock of RF Micro Devices, Inc. having an aggregate value of $32,106,591.54 as of June 27, 2005, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the use of a binomial valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO-I relates to an offer by RF Micro Devices, Inc., a North Carolina corporation (“RFMD”) to certain employees to exchange some or all of their outstanding stock options to purchase shares of RFMD common stock, no par value (the “Common Stock”), granted under the 1997 Key Employees’ Stock Option Plan, the 1999 Stock Incentive Plan, the 2003 Stock Incentive Plan (the “2003 Plan”), the RF Nitro Communications, Inc. 2001 Stock Incentive Plan and the Resonext Communications, Inc. 1999 Stock Plan (collectively, the “Option Plans”), with exercise prices equal to or greater than $5.38 per share (the “Eligible Options”), for new options for a lesser number of shares (the “New Options”) with an exercise price equal to the closing price of RFMD’s common stock as reported by the Nasdaq National Market on the trading date immediately preceding the date that New Options are granted (the “Option Exchange Program”). All New Options issued upon completion of the Option Exchange Program and in accordance with the terms of the Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 11, 2005 and as amended from time to time (the “Offer to Exchange”) and the related documents filed herewith, as such may be amended from time to time (the “Disclosure Documents”), will be granted under the 2003 Plan and shares subject to Eligible Options that become available under the Option Plans due to cancellations or forfeitures will be issuable under the 2003 Plan in accordance with its terms and the terms of the applicable option agreement. RFMD’s current Chief Executive Officer and its other four most highly compensated executive officers, members of the Board of Directors, consultants, and former and retired employees will not be eligible to participate in the Option Exchange Program. All other employees with Eligible Options will be eligible to participate and are collectively referred to as the “Eligible Employees.”

The information in the Offer to Exchange, including all schedules, annexes and exhibits and the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO-I.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The issuer is RF Micro Devices Inc., a North Carolina corporation (“RFMD”). RFMD’s principal executive offices are located at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421 and the telephone number of its principal executive offices is (336) 664-1233. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning RFMD; Summary Financial Information”) is incorporated herein by reference.

(b) Securities.

As of June 27, 2005, options to purchase 25,198,873 shares of Common Stock were outstanding and 3,731,294 shares of Common Stock were available for future option grants. Of the outstanding options, as of June 27, 2005, options to purchase 18,129,468 shares of common stock would constitute Eligible Options with respect to the Option Exchange Program.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Eligible Options; Closing Date”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) and Schedule B is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Eligible Options; Closing Date”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning RFMD; Summary Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”), Section 14 (“Extension of Offer; Termination; Amendment”) and Schedule C is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) is incorporated herein by reference. The Option Plans and related option agreements included with the Disclosure Documents attached hereto as Exhibits (d)(1) to (d)(10) also contain information regarding the subject company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Plans.

RFMD’s Board of Directors from time to time evaluates strategic acquisitions, mergers, joint ventures and similar transactions (collectively, “Transactions”) and will continue to do so in the future. RFMD may issue its Common Stock or pay cash in connection with such Transactions and may obtain cash for such Transactions through a variety of means, including, without limitation, through the issuance of additional Common Stock. The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of this Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) and Schedule B is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning RFMD; Summary Financial Information”), Section 16 (“Additional Information”) and Schedule A, and in RFMD’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in RFMD’s Annual Report on Form 10-K for the year ended March 31, 2005 is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of RFMD”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 11, 2005.

(a)(1)(ii)	Communication to Eligible Employees of RF Micro Devices, Inc. dated July 11, 2005.

(a)(1)(iii)	Communication to Managers of RF Micro Devices, Inc. dated July 11, 2005.

(a)(1)(iv)	Letter of Transmittal.

(a)(1)(v)	Election Form.

(a)(1)(vi)	Form of Communication to Eligible Employees Participating in the Option Exchange Program Confirming Receipt of Election Form.

(a)(1)(vii)	Notice of Withdrawal.

(a)(1)(viii)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal Form.

(a)(1)(ix)	Form of Rights Letter to Eligible Employees Participating in the Option Exchange Program.

(a)(1)(x)	Form of Communication to Eligible Employees Rejecting the Election Form under the Option Exchange Program.

(a)(1)(xi)	Screen shot of Transcentive Express Desktop Software Stock Option Account Log-in.

(a)(1)(xii)	Form of Option Agreement for Non-Senior Officer Employees.

(a)(1)(xiii)	Form of Option Agreement for Non-U.S. Employees (Canada, Denmark, Finland, France, Germany, Japan, the Philippines, Sweden, and Taiwan).

(a)(1)(xiv)	Form of Option Agreement for Non-U.S. Employees (China).

(a)(1)(xv)	Form of Option Agreement for Non-U.S. Employees (Korea).

Exhibit No.	Description
(a)(1)(xvi)	Form of Option Agreement for Non-U.S. Employees (United Kingdom).

(a)(1)(xvii)	Form of Option Agreement for Senior Officer Employees.

(a)(1)(xviii)	Form of Option Agreement Cover Memo from the RF Micro Devices, Inc. Treasury Department.

(a)(1)(xix)	Form of Confirmation of Election Not to Participate in the Option Exchange Program.

(a)(1)(xx)	Form of Reminder Communication to Eligible Employees about the Option Exchange Program.

(a)(1)(xxi)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Option Exchange Program.

(a)(1)(xxii)	RF Micro Devices, Inc. Annual Report on Form 10-K for the period ended April 2, 2005, as filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

(a)(1)(xxiii)	RF Micro Devices, Inc. 2005 Notice of Annual Meeting of Shareholders and Definitive Proxy Statement filed on Schedule 14A, as filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

(a)(1)(xxiv)	Press release dated April 26, 2005.*

(a)(1)(xxv)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated April 26, 2005.*

(a)(1)(xxvi)	Internal manager memorandum from William A. Priddy, Jr., Vice President, Finance and Administration and Chief Financial Officer of RF Micro Devices, Inc., dated April 26, 2005.*

(a)(1)(xxvii)	Excerpts from transcript of conference call held on April 26, 2005 at 5:00 p.m. Eastern Time.**

(a)(1)(xxviii)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 14, 2005.***

(a)(1)(xxix)	Employee Frequently Asked Questions, dated June 14, 2005.***

(a)(1)(xxx)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 29, 2005. ****

(a)(1)(xxxi)	Additional Definitive Solicitation Material, filed on Schedule 14A with the Securities and Exchange Commission on June 29, 2005 and incorporated herein by reference. ****

(a)(1)(xxxii)	RF Micro Devices, Inc. Intranet “screen shot” from the Treasury Department website, which was first made available to all employees on June 29, 2005. ****

(a)(1)(xxxiii)	RF Micro Devices, Inc. Intranet “screen shot” from the Treasury Department website (Option Exchange Program home page), which was first made available to all employees on June 29, 2005. ****

(a)(2)	Not applicable.

(a)(3)	Not applicable.

Exhibit No.	Description
(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	RF Micro Devices, Inc. 2003 Stock Incentive Plan, incorporated by reference to Appendix D to RF Micro Devices, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 16, 2003.

(d)(2)	RF Micro Devices, Inc. 1999 Stock Incentive Plan, incorporated by reference to Exhibit 99.1 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-93095), as filed with the Securities and Exchange Commission on December 20, 1999.

(d)(3)	RF Micro Devices, Inc. 1997 Key Employee’s Stock Option Plan, incorporated by reference to Exhibit 10.3 to RF Micro Devices, Inc.’s Registration Statement on Form S-1/A (File No. 333-22625), as filed with the Securities and Exchange Commission on April 8, 1997.

(d)(4)	Resonext Communications, Inc. 1999 Stock Plan (as amended and restated effective December 19, 2002), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-102048), as filed with the Securities and Exchange Commission on December 20, 2002.

(d)(5)	RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-74230), as filed with the Securities and Exchange Commission on November 30, 2001.

(d)(6)	Description of Capital Stock, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on May 2, 1997.

(d)(7)	Description of Preferred Share Purchase Rights resulting from the Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(8)	Amended Description of Preferred Share Purchase Rights, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A/A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 1, 2003.

(d)(9)	Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B and the Form of Articles of Amendment setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit C, incorporated herein by reference to Exhibit 4.1 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(10)	First Amendment to Rights Agreement, dated as of July 22, 2003, between RF Micro Devices, Inc., and First Union National Bank, as Rights Agent, incorporated by reference to Exhibit 4.2 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 1, 2003.

Exhibit No.	Description
(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 26, 2005 and incorporated herein by reference.

**	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 27, 2005 and incorporated herein by reference.

***	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 29, 2005 and incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RF Micro Devices, Inc.

By:	/s/ Robert A. Bruggeworth

Name:	Robert A. Bruggeworth
Title:	President and Chief Executive Officer

Date:	July 11, 2005

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 11, 2005.

(a)(1)(ii)	Communication to Eligible Employees of RF Micro Devices, Inc. dated July 11, 2005.

(a)(1)(iii)	Communication to Managers of RF Micro Devices, Inc. dated July 11, 2005.

(a)(1)(iv)	Letter of Transmittal.

(a)(1)(v)	Election Form.

(a)(1)(vi)	Form of Communication to Eligible Employees Participating in the Option Exchange Program Confirming Receipt of Election Form.

(a)(1)(vii)	Notice of Withdrawal.

(a)(1)(viii)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal Form.

(a)(1)(ix)	Form of Rights Letter to Eligible Employees Participating in the Option Exchange Program.

(a)(1)(x)	Form of Communication to Eligible Employees Rejecting the Election Form under the Option Exchange Program.

(a)(1)(xi)	Screen shot of Transcentive Express Desktop Software Stock Option Account Log-in.

(a)(1)(xii)	Form of Option Agreement for Non-Senior Officer Employees.

(a)(1)(xiii)	Form of Option Agreement for Non-U.S. Employees (Canada, Denmark, Finland, France, Germany, Japan, the Philippines, Sweden, and Taiwan).

(a)(1)(xiv)	Form of Option Agreement for Non-U.S. Employees (China).

(a)(1)(xv)	Form of Option Agreement for Non-U.S. Employees (Korea).

(a)(1)(xvi)	Form of Option Agreement for Non-U.S. Employees (United Kingdom).

(a)(1)(xvii)	Form of Option Agreement for Senior Officer Employees.

(a)(1)(xviii)	Form of Option Agreement Cover Memo from the RF Micro Devices, Inc. Treasury Department.

(a)(1)(xix)	Form of Confirmation of Election Not to Participate in the Option Exchange Program.

(a)(1)(xx)	Form of Reminder Communication to Eligible Employees about the Option Exchange Program.

(a)(1)(xxi)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Option Exchange Program.

Exhibit No.	Description
(a)(1)(xxii)	RF Micro Devices, Inc. Annual Report on Form 10-K for the period ended April 2, 2005, as filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

(a)(1)(xxiii)	RF Micro Devices, Inc. 2005 Notice of Annual Meeting of Shareholders and Definitive Proxy Statement filed on Schedule 14A, as filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

(a)(1)(xxiv)	Press release dated April 26, 2005.*

(a)(1)(xxv)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated April 26, 2005.*

(a)(1)(xxvi)	Internal manager memorandum from William A. Priddy, Jr., Vice President, Finance and Administration and Chief Financial Officer of RF Micro Devices, Inc., dated April 26, 2005.*

(a)(1)(xxvii)	Excerpts from transcript of conference call held on April 26, 2005 at 5:00 p.m. Eastern Time.**

(a)(1)(xxviii)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 14, 2005.***

(a)(1)(xxix)	Employee Frequently Asked Questions, dated June 14, 2005.***

(a)(1)(xxx)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 29, 2005. ****

(a)(1)(xxxi)	Additional Definitive Solicitation Material, filed on Schedule 14A with the Securities and Exchange Commission on June 29, 2005 and incorporated herein by reference. ****

(a)(1)(xxxii)	RF Micro Devices, Inc. Intranet “screen shot” from the Treasury Department website, which was first made available to all employees on June 29, 2005. ****

(a)(1)(xxxiii)	RF Micro Devices, Inc. Intranet “screen shot” from the Treasury Department website (Option Exchange Program home page), which was first made available to all employees on June 29, 2005. ****

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	RF Micro Devices, Inc. 2003 Stock Incentive Plan, incorporated by reference to Appendix D to RF Micro Devices, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 16, 2003.

(d)(2)	RF Micro Devices, Inc. 1999 Stock Incentive Plan, incorporated by reference to Exhibit 99.1 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-93095), as filed with the Securities and Exchange Commission on December 20, 1999.

Exhibit No.	Description
(d)(3)	RF Micro Devices, Inc. 1997 Key Employee’s Stock Option Plan, incorporated by reference to Exhibit 10.3 to RF Micro Devices, Inc.’s Registration Statement on Form S-1/A (File No. 333-22625), as filed with the Securities and Exchange Commission on April 8, 1997.

(d)(4)	Resonext Communications, Inc. 1999 Stock Plan (as amended and restated effective December 19, 2002), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-102048), as filed with the Securities and Exchange Commission on December 20, 2002.

(d)(5)	RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-74230), as filed with the Securities and Exchange Commission on November 30, 2001.

(d)(6)	Description of Capital Stock, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on May 2, 1997.

(d)(7)	Description of Preferred Share Purchase Rights resulting from the Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(8)	Amended Description of Preferred Share Purchase Rights, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A/A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 1, 2003.

(d)(9)	Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B and the Form of Articles of Amendment setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit C, incorporated herein by reference to Exhibit 4.1 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(10)	First Amendment to Rights Agreement, dated as of July 22, 2003, between RF Micro Devices, Inc., and First Union National Bank, as Rights Agent, incorporated by reference to Exhibit 4.2 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 1, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 26, 2005 and incorporated herein by reference.

**	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 27, 2005 and incorporated herein by reference.

***	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 14, 2005 and incorporated herein by reference.

****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 29, 2005 and incorporated herein by reference.